UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) **October 6, 2008**

Fresh Harvest Products, Inc.
(Exact Name of Registrant as Specified in Its Charter)

New Jersey
(State or Other Jurisdiction of Incorporation)

000-24189	33-1130446
(Commission File Number)	(IRS Employer Identification No.)
280 Madison Ave, Suite 1005 New York, NY 10016	10016
(Address of Principal Executive Offices)	(Zip Code)

(212) 889-5904
(Registrant's Telephone Number, Including Area Code)

NA
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Item 2.03 Creation of a Direct Financial Obligation of the Registrant.

Item 3.02 Unregistered Sales of Equity Securities.

On October 6, 2008, Fresh Harvest Products, Inc. (the "Company") entered into a 90 day promissory note with Joseph Cingari (the "Lender") in the principal amount of $63,000. The loan proceeds are to be used for the purchase of inventory. The note is secured by the inventory to be purchased of inventory and accounts receivable. The other principal provisions of the note include:

- Interest rate of 12.5% per annum;
- Interest and principal due at the comppletion of the note term;
- The above notwithstanding, if the Company receives gross equity financing in excess of $100,000 during the term of the note, the Company will prepay the principal at a rate of up to $7,500 per $100,000 in gross equity proceeds received. The amount of this prepayment is to be determined at the sole option of the Company; and
- The issuance of 500,000 shares of the Company's common stock to the Lender upon receipt of the loan proceeds by the Company..

A copy of the secured note is incorporated by reference thereto and attached as an Exhibit 10.1 hereto. The foregoing descriptions of the promissory note is qualified in it's entirety by reference to the full text of attached exhibit.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Number	Description
10.1	October 6, 2008 Promissory Note between Fresh Harvest Products, Inc. (borrower) and Joseph Cingari (lender)

SIGNATURES.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Harvest Products, Inc.

Date: October 9, 2008

By: /s/ Michael Jordan Friedman

Michael Jordan Friedman
President, Chief Executive Officer and Chairman of the Board of Directors

Exhibit 10.1

FRESH HARVEST PRODUCTS, INC.
PROMISSORY NOTE

Date: October 6 2008
Amount: $63,000

This Promissory Note Agreement (this "Agreement") is made and entered into as of October 6 2008 by and among Fresh Harvest Products, Inc. (hereafter "Fresh Harvest", "Company" or "Borrower"), a New Jersey corporation, with its principal office located at 280 Madison Avenue Suite 1005 New York, New York 10016 and Joseph Cingari, a Lender (hereafter "Lender") located at 46 Wedgemere Road Stamford CT 06905, with reference to the following facts:

The principal of this note (the "Note") shall be in the amount of $63,000 (sixty three thousand dollars) and bear interest at a rate of 12.5%. The Note shall have a Term of 90 days. No payments are due until the Term of the Note, at which time the principal and interest are due. If the Company receives any investments larger than $100,000 during the Term of this Note, the Company will pay Lender at the rate of up to $7,500 per $100,000 invested. Lender shall have a secured interest in all inventory purchased with the Borrowed capital. Lender shall have the right to receive the receivable capital due the Company.

Upon receipt of funds from Lender, Borrower shall issue Lender five hundred thousand (500,000) Restricted Common Shares of Fresh Harvest.

It is understood and agreed that the occurrence of any one or more of the following events shall constitute a default under this Note: (A) the failure to pay or perform any obligations, liabilities, or indebtedness of Borrower to Lender under this Note, a proceeding being filed by or commenced against Borrower for dissolution or liquidation, or Borrower of this Note voluntarily or involuntarily terminating or dissolving or being terminated or dissolved, or the sale of all or substantially all of the assets of any of the Borrower of this Note; (C) the failure of Borrower to pay when due the principal (D) insolvency of, business failure of, the appointment of a custodian, trustee, liquidator, or receiver for or for any of the property of, or an assignment for the benefit of creditors by or the filing of a petition under bankruptcy, insolvency, or debtor's relief law, or for any readjustment of indebtedness, composition, or extension by or against any Borrower of this Note; (E) Lender determining that any representation or warranty made by Borrower of this Note to Lender is, or was at the time made, untrue or materially misleading .

Upon the occurrence of any such default, the Note shall begin to accrue interest at the rate of 12% per annum on the entire unpaid principal balance of this Note. Failure of the holder of this Note to exercise any of its rights and remedies shall not constitute a waiver of the right to exercise the same at that or any other time. All rights and remedies of the holder for default under this Note shall be cumulative to the greatest extent permitted by law. If there is any default under this Note, and this note is placed in the hands of an attorney for collection, or is collected through any court, including any bankruptcy court, Borrower promise to pay to the holder hereof its reasonable attorney fees and court costs incurred in collecting or attempting to collect or securing or attempting to secure this Note provided the same is legally allowed by the laws of New York or any state where the collateral or part thereof is situated.

If any one or more of the provisions of this Note, or the applicability of any such provision to a specific situation, shall be held invalid or unenforceable, such provision shall be modified to the minimum extent necessary to make it or its application valid and enforceable, and the validity and enforceability of all other provisions of this Note and all other applications of any such provision shall not be affected thereby. In the event such provision(s) cannot be modified to make it or them enforceable, the invalidity or unenforceability of any such provision(s) of this Note shall not impair the validity or enforceability of any other provision of this Note.

This Agreement is the entire understanding between Parties and supersedes all prior oral or written communication between Parties related to the subject matter of this Agreement, and has been induced by no representations, warranties, or agreements other than those stated in this Agreement. Lender is an Accredited Investor and has reviewed Borrower's SEC Filings. This Agreement can be changed only by a writing signed by Parties. This Agreement shall be binding on the date it is signed by Parties. This note has been delivered in, and shall be governed by and construed in accordance with the laws of New York.

Lender



Name

Borrower
Fresh Harvest Products, Inc.



Michael Jordan Friedman
Pres / CEO

THIS MATERIAL IS CONFIDENTIAL AND PER SEC REGULATION CAN NOT BE DUPLICATED OR DISSEMINATED.